

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Jeff Cauble
Chief Financial Officer
ThermoGenesis Holdings, Inc.
2711 Citrus Road
Rancho Cordova, California 95742

> **Re: ThermoGenesis Holdings, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-271327**
> **Filed April 18, 2023**

Dear Jeff Cauble:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Curt Creely, Esq.